

October 24, 2023

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

   Re: Vivos Inc.
     Post-Qualification Amendment No. 2 to
     Offering Statement on Form 1-A
     Filed October 10, 2023
     File No. 024-11627

Dear Michael Korenko:

  We have reviewed your post-qualification amendment and have the following comment(s).

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed October 10, 2023

Plan Of Distribution
Investors' Tender of Funds, page 55

1. We note your disclosure that you currently have outstanding promissory notes that may be exchanged for shares of the common stock being offered. Please describe the investors who could exercise this exchange, and clarify how this will impact the proceeds from the offering and your operations, including through the addition of risk factor disclosure. Please also disclose the total amount of promissory notes that could be exchanged for the common stock being offered and describe any matters upon which acceptance is conditioned. Finally, please tell us what consideration you have given to the potential application of the tender offer rules, and how you would structure the exchange of promissory notes for common stock to comply with Regulation 14E and Regulation A. We may have additional comments upon review of your response.

Michael Korenko
Vivos Inc.
October 24, 2023
Page 2

<u>Index to Exhibits, page 59</u>

2.   Please revise the number of common shares referenced in the opinion of counsel filed as Exhibit 12.1 for consistency with the number of shares of common stock disclosed in the offering circular.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Daniel W. Rumsey, Esq.